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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)


                          MUSTANG SOFTWARE, INC.
                            (Name of Issuer)

                       Common Stock, no par value
                     (Title of Class of Securities)

                               62820W 10 7
                             (Cusip Number)

                    James A. Harrer
                    President and Chief Executive Officer
                    Mustang Software
                    6200 Lake Ming Road
                    Bakersfield CA 93306
                    Telephone: (805) 873-2500
                    Fax: (805) 873-2457

             (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             November 11 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement /X/.

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                                  SCHEDULE 13D


CUSIP NO. 62820W 10 7

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               NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               James A. Harrer
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      2                                                                (a) / /
                                                                       (b) / /
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      3        SEC USE ONLY
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               SOURCE OF FUNDS
      4
               Not applicable
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
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                               7         SOLE VOTING POWER
                                         880,050 on November 14, 1996
        NUMBER OF              ------------------------------------------------
         SHARES                8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH                 ------------------------------------------------
       REPORTING               9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                          880,050 on November 14, 1996

                               ------------------------------------------------
                               10       SHARED DISPOSITIVE POWER

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               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11               880,050 on November 14, 1996
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                     / /
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               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13               26.2% on November 14, 1996
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     14        TYPE OF REPORTING PERSON
               IN
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CUSIP NO. 62820W 10 7

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, no par value (the "Common Stock") of Mustang Software, Inc. (the "Company"), a California corporation with principal executive offices at 6200 Lake Ming Road, Bakersfield CA 93306.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by James A. Harrer. Mr. Harrer's business address is Mustang Software, Inc., 6200 Lake Ming Road, Bakersfield CA 93306. Mr. Harrer is the President, Chief Executive Officer and Chairman of the Board of the Company and is a citizen of the United States of America.

     During the past five years, Mr. Harrer has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Not applicable.

 ITEM 4.  PURPOSE OF TRANSACTION.

     This statement relates to the disposition of Common Stock of the Company, not the acquisition thereof.

     (a) Sales of the securities reported in Item 5 have resulted from sales by A. G. Edwards & Sons, Inc., as pledgee of the reporting person (the "Pledgee"), under a margin loan (the "Margin Loan"). Additional sales of Common Stock pledged by the reporting person by the Pledgee are expected in order to satisfy a balance of approximately $182,000 remaining on the Margin Loan at November 14, 1996. The number of shares sold will depend on the price levels of the shares at the time of sale by the Pledgee.

     (b)-(j). The reporting person has no plans or proposals which relate to any of the matters specified in Items 5(b)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) See Items 11 and 13 on Page 2 of this Schedule 13D.

     (b) See Items 7 through 10 on Page 2 of this Schedule 13D.

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CUSIP NO. 62820W 10 7

     (c) The following table describes all transactions in the Common Stock by the reporting person within the last 60 days. All sales indicated in the table, which the reporting person has been advised by the Pledgee were made in the open market for the account of the Pledgee, reflect sales by the Pledgee to partially satisfy the Margin Loan.



                    [S]         [C]             [C]

                                   Number
                                  of shares      Price per
                     Date           sold           share
                     ------------ ----------- --------------
                     10/30/96      5,000           $1.7500
                     10/31/96     10,000           $1.6250
                     11/5/96       1,500           $1.2500
                     11/6/96       8,000           $1.2500
                                   2,000           $1.3750
                     11/8/96       3,000           $1.5000
                     11/11/96      3,100           $1.5625
                                   2,500           $1.3750
                                   3,900           $1.5000
                     11/12/96      5,000           $1.6250
                                   5,000           $1.7500
                                   2,000           $2.0000
                                   2,700           $1.8750
                     11/15/96      3,700           $1.2500
                                   5,000           $1.5000
                     11/18/96      5,000           $1.3750
                                   5,000           $1.6250
                     11/19/96        200           $1.6250
                                 ------------
                                  72,600

     (d) Until the Margin Loan is satisfied, the Pledgee has the power to direct the proceeds from the sales of the shares pledged by the reporting person to secure the Margin Loan. The reporting person had pledged an aggregate of 300,000 shares of Common Stock or approximately 8.9% of the shares of Common Stock outstanding (before giving effect to sales of shares reported herein) to secure the Margin Loan from Pledgee.

     (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to Exhibit 1 which contains the terms of the reporting person's pledge to the Pledgee.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Exhibit 1     AG Edwards UltraAsset Account Agreement

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CUSIP NO. 62820W 10 7


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 1996

                              /s/ James A. Harrer
                              ------------------------------------
                               James A. Harrer